United States securities and exchange commission logo





                                February 3, 2022

       Chi Tong Au
       Chief Executive Officer
       Ever Harvest International Group Inc.
       Suite F, 16/F, Cameron Plaza
       23 Cameron Road
       Tsim Sha Tsui, Hong Kong

                                                        Re: Ever Harvest
International Group Inc.
                                                            Amendment No. 2 to
Form 10-12G
                                                            Filed January 18,
2022
                                                            File No. 000-56362

       Dear Dr. Au:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G/A Filed January 18, 2022

       Risk Factors, page 21

   1.                                                   We note the following
excerpt from the registration statement:

                                                        "We are a holding
company whose primary assets are [...] our agreements with our variable interest
entities [and] we depend entirely upon our [...] variable interest entities earnings and cash
flow."

                                                        Please clarify whether
your organization's structure contains variable interest entities. If not, please remove all
references throughout the registration statement where you infer the company is dependent
upon variable interest entities.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Chi Tong Au
Ever Harvest International Group Inc.
February 3, 2022
Page 2

action by the staff.

       You may contact Robert Shapiro at 202-551-3273 or Linda Cvrkel at 202-551-3813 if
you have questions regarding comments on the financial statements and related matters. Please contact Ryan Lichtenfels at 202-551-6001 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameChi Tong Au                             Sincerely,
Comapany NameEver Harvest International Group Inc.
                                                          Division of
Corporation Finance
February 3, 2022 Page 2                                   Office of Trade &
Services
FirstName LastName